Exhibit T3A.2.28

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:30 PM 08/06/1998
981309568 – 2930578

CERTIFICATE OF FORMATION

OF

Munson & Andrews, LLC

1.     The name of the limited liability company is Munson & Andrews, LLC.

2.     The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Country of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Munson & Andrews, LLC this Sixth day of August, 1998.

/s/ Lilli A. Binder
Lilli A. Binder, Assistant Secretary